EXHIBIT 99.1

News Release dated March 21, 2016, Suncor Energy completes acquisition of Canadian Oil Sands

News Release

FOR IMMEDIATE RELEASE

Suncor Energy completes acquisition of Canadian Oil Sands

Calgary, Alberta (Mar. 21, 2016) – Suncor and Canadian Oil Sands Limited (“COS”) announced today that Suncor’s acquisition of COS has been completed following shareholder approval of an amalgamation agreement at a special meeting of COS shareholders this morning. Suncor, through a wholly owned subsidiary, acquired 76,752,122 COS shares (representing approximately 15.8 per cent of the outstanding COS shares) and now owns 484,614,325 COS shares (representing 100 per cent) of the issued and outstanding COS shares.

“Today marks the final step required to complete the COS acquisition,” said Steve Williams, Suncor president and chief executive officer. “We’re looking forward to working cooperatively with Syncrude to steadily improve asset performance, reduce costs and explore synergy opportunities.”

COS shareholders whose COS shares were acquired today through the Amalgamation will receive 0.28 of a Suncor common share for each COS share held (subject to rounding for fractional shares). They will be paid in accordance with the terms of the Amalgamation (as described more fully in the COS management proxy circular and related meeting materials mailed to COS shareholders in advance of the meeting and which are available on SEDAR under COS’ profile at www.sedar.com).  Based on today’s closing trading price of Suncor’s common shares on the Toronto Stock Exchange, the acquisition of shares today represents an implied acquisition price of $10.17 per COS share.

The COS shares are expected to be de-listed from the Toronto Stock Exchange effective immediately following the close of trading on March 23, 2016. COS has also submitted an application with the Alberta Securities Commission, as principal regulator, and with the securities regulatory authorities in each of the other provinces in Canada, to cease to be a reporting issuer under the applicable securities laws of each such province as soon as practicable.

Suncor Energy is Canada’s leading integrated energy company.  Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.  Suncor’s address is 150 6th Avenue SW, Calgary Alberta T2P 3E3.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000
media@suncor.com

Investor inquiries:

800-558-9071
invest@suncor.com